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LISA R. PRICE

lisa.price@dechert.com
+1 212 649 8795 Direct
+1 212 698 0495 Fax

November 7, 2014

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          The Hartford Mutual Funds, Inc. (SEC File No. 811-07589) (the “Registrant”)

Dear Ms. O’Neal-Johnson:

We are writing in response to an additional comment you provided telephonically to me on November 3, 2014 with respect to The Hartford Mutual Funds, Inc. Post-Effective Amendment No. 131 filed on August 27, 2014.  On behalf of the Registrant, we have reproduced your additional comment below and provided the Registrant’s response immediately thereafter. Capitalized terms have the meanings attributed to such terms in the Fund’s Prospectus.

1. Comment:                                          With respect to the Dividend and Growth Fund, the Staff notes that the Fund’s Principal Investment Strategy indicates that, “[u]nder normal market and economic conditions, at least 65% of the Fund’s net assets are invested in dividend paying equity securities.”  The Staff continues to believe that the Principal Investment Strategy should be revised to reflect an 80% minimum investment in dividend paying equity securities, as “dividend” is included in the Fund’s name.

Response:                                        The Registrant understands the Staff’s position and will take the Staff’s comment under consideration.  However, because the Registrant requires more time to review the Staff’s position and its impact on the Dividend and Growth Fund, and to determine what action is appropriate in response to the Staff’s comment, the Registrant respectfully declines to address the comment at this time.   If, after further consideration, the Registrant determines that it is appropriate to modify either the Principal Investment Strategy for the Dividend and Growth Fund or the Fund’s name, the Registrant will make such modifications in the annual update.

Sincerely,

/s/ Lisa R. Price

Lisa R. Price

cc:	Alice A. Pellegrino
Lisa D. Zeises